Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.dieboldnixdorf.com

September 25, 2018

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	David Edgar, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:     Diebold Nixdorf, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 6, 2018
File No. 001-04879

Ladies and gentlemen:

Diebold Nixdorf, Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 12, 2018 (the “Comment Letter”), with respect to the Company's financial statements and related disclosures contained in its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”) filed on February 28, 2018 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (the “2018 Form 10-Q”) filed on August 6, 2018.

Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the response.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
Note 2: Revenue, page 9

1.
We note your response to prior comment 3. Please describe the nature of the professional services and the intellectual property (IP) and provide us with a comprehensive analysis explaining how the IP and professional services are not distinct. Ensure that you describe in detail how the professional services customize the IP.

Response: The Company considers not distinct professional services and IP to include systems integration and customization that help define optimal user experience, improve business processes, refine existing staffing models and deploy technology to meet branch and store automation objectives. The system integration and customization allows the software solution to interface with the customer's existing infrastructure and meet customer-specific requirements. For example, these services include, but are not limited to, integration and customization of the software to be compatible with the customer's existing infrastructure and security platforms. The services performed to integrate and customize the software significantly affects the way the customer utilizes the software as each solution is dependent on the other. The customer would not be able to utilize the software without the integration and customization services provided within the contract.

Pursuant with ASC 606-10-25-21, the Company evaluates the inputs and outputs in its contracts with customers by considering the following indicators (i) significance of integration services, (ii) significance of modification or customization, and (iii)

whether a high interdependent or interrelated solutions is offered. The Company considers whether the contract is to deliver (i) multiple goods and services or (ii) a combined item comprised of individual goods and services to determine if the multiple deliverables are inputs or outputs to the combined item by evaluating the three indicators mentioned above. Although the integration and customization services are capable of being identified and transferred separately from the software, the customer's ability to derive the benefits of software or services are dependent on each other. This interdependency also highlights that the risks of delivering the software and service are not separable, since the software will not meet the customer specifications without the integration and customization services. Additionally, the services rendered would not be meaningful without the software. For these reasons, the Company has concluded the three factors outlined in ASC 606-10-25-21 have been met and the software and professional services should be combined into a single performance obligation.

2.
Based on your response to prior comment 4, it appears that your contracts may not include customer acceptance provisions and when they do, those provisions do not impact the timing of revenue recognition. However, in your Form 10-K filed February 28, 2018, you disclosed that generally the earnings process is complete upon customer acceptance and you seem to indicate there are customer acceptance provisions in various types of contracts. Please clarify for us which of your contacts contain acceptance provisions, describe the nature of these provisions and how you considered whether they were a formality that would not affect your determination of when your customer obtains control of the good or service. Refer to ASC 606-10-25-30(e) and see 606-10-55-86 and -87 for further guidance.

Response: As noted in the 2017 Form 10-K, the earnings process for hardware sales is completed upon customer acceptance for point-in-time recognition. Customer acceptance provisions, if applicable, are generally linked to hardware that may include installation services, but can also relate to other services, products and software in retail and banking solutions. The response to prior comment 4 related only to customized software arrangements. As of June 30, 2018, contracts with customers that contained customer acceptance provisions where revenue was recognized prior to customer acceptance were immaterial.

Customer acceptance provisions by their nature require the customer to approve that the Company satisfied its performance obligation and are generally standard throughout our contracts with customers.

If an instance arises where the Company would recognize revenue prior to customer acceptance, which occurs primarily when the Company provides bundled software and professional services, it is the Company's policy, pursuant to ASC 606, when or as the performance obligation is satisfied, to recognize revenue and record a contract asset or reduce deferred revenue, as applicable, until customer acceptance is received. Once customer acceptance is received, the contract asset is reclassified to trade receivables, net. In these circumstances, the Company would consider ASC 606-10-55-86 and -87 and conclude that although a standard method to transferring the software and services is not met, the standard terms of the customer acceptance provisions and favorable history of customer acceptances support revenue recognition prior to customer acceptance. The Company also would only recognize revenue prior to customer acceptance only if there were no remaining inputs related to performance obligation. These instances are currently immaterial. For certain contracts that contain customer acceptance clauses, such as customized software arrangements, the revenue is recognized pursuant to ASC 606-25 25-27 (c) since the Company’s performance does not create an asset with an alternative use and the Company has an enforceable right to payment for performance completed to date.

3.
We note your response to prior comment 5. Given you have concluded you have limited history of standalone sales necessary to accurately establish a standalone selling price, tell us how you evaluated other methods to estimate a standalone selling price for your software licenses, such as an adjusted market assessment approach or an expected cost plus a margin approach as discussed in ASC 606-10-32-34. Further, tell us if and how you considered whether the selling price of the software is highly variable. As part of your response, please quantify the amount of revenue recognized for distinct software licenses where the residual method is used.

Response: The Company considered ASC 606-10-32-34 during its assessment of standalone selling price for its software licenses sold, noting observable prices are not generally available due to high variability and customization related to its software and service solutions. The Company considered current market trends, geography, competitors and the effects of customization when concluding that observable prices were not available. The observed prices are highly variable due to the varying levels of customization of software solutions that help define optimal user experience, improve business processes, refine existing staffing models and deploy technology to meet branch and store automation objectives. Due to the nature and level of customization that is included in the Company's software and service solutions, there is no expected cost plus margin approach available for the software component of the bundled packages. Margins can vary based on the customer, retail or banking solution and level of customization, which could include software solutions, as mentioned above, that help define optimal user experience, improve business processes, refine existing staffing models and deploy technology to meet branch and store automation objectives. The Company's software licenses do not have clear identifiable fulfillment costs so the expected cost plus margin approach is not practical. The Company considered these factors when assessing the market assessment approach and the expected cost plus margin approach and concluded the residual approach was appropriate.

The Company allocates price between products and software net sales when hardware is sold. Hardware sales include operating system software that is required for the hardware to function. The Company generally allocates revenue using the residual method for software included in hardware sales.

The Company evaluates on a contract by contract basis software license sales that are standalone and software license sales that are accounted for under the residual method, but does not aggregate such sales. For the six months ended June 30, 2018, software net sales primarily using the residual approach represented approximately 2 percent of the Company's total consolidated net sales.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please do not hesitate to contact the undersigned at 330-490-6857 or Keith A. Twiggs, Vice President and Corporate Controller, at 330-490-3851.

Sincerely,

/s/ Christopher A. Chapman
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)